AGUILA AMERICAN RESOURCES LTD.

#1305 - 1090 West Georgia Street
Vancouver, British Columbia
Canada V6B 3P8
Tel: (604) 685-9316 Fax: (604) 683-1585

03037099

SUPPL

03 NOV -3 AM 7:21

October 23, 2003

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC
V7Y 1L2

Dear Sirs:

Re: Aguila American Resources Ltd. (the "Company")
Form 45-103F4 Report - Incentive Stock Options

In connection with the stock options recently granted by the Company, enclosed find our Form 45-103F4, a cheque for $100.00 representing your prescribed filing fee and fee checklist.

We trust you shall find the enclosed in good order, but should you have any questions or concerns, please do not hesitate to contact the undersigned.

Yours truly,

AGUILA AMERICAN RESOURCES LTD.

Per:

Nick DeMare
Director

PROCESSED

NOV 06 2003

THOMSON
FINANCIAL

Enclosures

cc: US Securities & Exchange Commission (File No. 82-3093)

Form 45-103F4
Report of Exempt Distribution

Issuer Information

1. State the full name, address and telephone number of the issuer of the security distributed. Include former name if name has changed since last report. If this report is filed by a vendor, other than the issuer, also state the full name and address of the vendor.

    Aguila American Resources Ltd.
    Suit 1305, 1090 West Georgia Street
    Vancouver, British Columbia
    V6E 3V7
    Telephone Number: 604-685-9316

2. State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

    The Issuer is a reporting issuer in the Provinces of British Columbia and Alberta.

Details of Distribution

3. State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

    October 17, 2003.

4. For each security distributed: (a) describe the type of security, and (b) state the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

    Incentive stock options for the purchase of up to 350,000 common shares, at a price of $0.30 per share, until October 17, 2006.

5. Provide details of the distribution by completing the attached schedule.

6. Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities distributed in all jurisdictions. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 7, below.

Each jurisdiction where purchasers reside	No. of Options Granted @ Exercise Price per security (Canadian $)	Total dollar value raised from purchasers in the jurisdiction. (Canadian $)
British Columbia	220,000 @ $0.30	Nil, grant of options
Peru	130,000 @ $0.30	Nil, grant of options
Total dollar value of distribution in all jurisdictions (Canadian $)		Nil, grant of options

Commissions and Finder's Fees

7.   Provide the following information for each person who is being compensated in connection with the distribution(s). When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

Full name and address of person being compensated	Compensation paid (in Canadian $ and, if applicable, number and type of securities)	Exemption relied on and date of distribution (if applicable)	Price per share (Canadian $)
Not applicable.			

Certificate

On behalf of the issuer (or vendor), I certify that the statements made in this report and in each schedule to this report are true.

DATED at Vancouver, British Columbia, this 23rd day of October, 2003.

Aguila American Resources Ltd.
Name of issuer or vendor *(please print)*

Nick DeMare, Director
Print name and position of person signing

[signature]

Signature